

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Mr. Daniel M. Ferris, President, Chief Executive Officer and Director
Lone Star Gold, Inc.
6565 Americas Parkway NE, Suite 200
Albuquerque, NM 87110

> **Re: Lone Star Gold, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 16, 2013**
> **File No. 333-189977**

Dear Mr. Ferris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of 30,000,000 common shares. Your Summary disclosure indicates you have 100,804,663 shares outstanding, of which 31,000,000 are held by affiliates. Therefore, it appears that KVM Capital Partners, LLC is offering approximately 43% of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Bridge Note, page 20</u>

2. We note the disclosure on page 20 under Bridge Note that Deer Valley transferred a 2% Secured Note to KVM Capital Partners, LLC on June 26, 2013. Please disclose the balance owed and clarify whether you have the ability to repay the indebtedness in cash when due without recourse to monies to be received under the investment agreement. In addition, please disclose whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement.

<u>Plan of Distribution, page 39</u>

3. Article 11.13 requires you to engage, and pay for, a registered broker-dealer to act as placement agent at the election of KVM Capital. Please revise the disclosure here and elsewhere to reflect the material terms of this arrangement and to confirm, if true, that you have not entered into an agreement, or had discussions with, any placement agents. In revising your disclosure, please address
    *   The investor's ability to require you to engage a placement agent;
    *   Who is responsible for selecting the placement agent;
    *   The terms under which you are or may be required to engage, and compensate, the placement agent;
    *   Whether, and if so, how, the requirement to engage a placement agent at the investor's discretion impacts your unilateral discretion to put shares, including the timing of any put; and,
    *   The fact that the proceeds available to you under the KVM Investment Agreement may be significantly lower than $5 million due to placement agent fees.

4. Please revise your disclosure to indicate, if true, that the Investment Agreement is not transferrable or assignable.

<u>Exhibits</u>

5. We note your prospectus includes an audit report from Seale and Beers, CPAs addressing the period from inception through December 31, 2009 and that the LBB & Associates Ltd, LLP audit report refers to those audited financial statements. Please provide a consent from Seale and Beers, CPAs in accordance with Item 601(b)(23) of Regulation S-K. In addition, we note that the consent from LBB & Associates Ltd, LLP is listed in the exhibit index but has not been filed. Please revise accordingly.

Daniel M. Ferris
Lone Star Gold, Inc.
August 8, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Erin Wilson at (202) 551-6047 or Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director